UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Arcellx, Inc.

(Name of Subject Company)

Arcellx, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03940C100

(CUSIP Number of Class of Securities)

Rami Elghandour

President, Chief Executive Officer and Chairman of the Board of Directors

Arcellx, Inc.

800 Bridge Parkway

Redwood City, CA 94065

(240) 327-0630

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii

Dan Koeppen

Ross J. Tanaka

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Arcellx, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of the Company’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 6, 2026, by Parent and Purchaser (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 1 is being filed to disclose certain updates as reflected below.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the second paragraph of the section titled “—Tender Offer” with the following:

“On April 1, 2026, Parent announced an extension of the Offer until 5:00 p.m., Eastern Time, on April 24, 2026 (the “Expiration Date”), unless the Offer is further extended in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the expiration date of the Offer is so extended, or the Offer is earlier terminated. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on April 2, 2026.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Regulatory Approvals”:

“On March 16, 2026, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on March 31, 2026. Accordingly, the condition in Section 13 (Conditions of the Offer) of the Offer to Purchase requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.

Under part I chapter VII of the Act against Restraints of Competition, certain acquisitions may not be consummated until certain information has been furnished for review by the German Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired. Parent submitted a notification to the FCO on March 13, 2026. The FCO informed Parent on March 19, 2026 that the Transactions do not require notification, and Parent withdrew the notification on March 24, 2026.

Under the Austrian Federal Cartel Act, the completion of certain acquisitions, including Purchaser’s purchase of Shares pursuant to the Offer, is conditional upon either (i) the expiry of the statutory waiting period (four weeks) without the Federal Competition Authority (“FCA”) or the Federal Cartel Attorney having requested an in-depth investigation of the Transactions by the Cartel Court; or (ii) the waiver by the FCA and the Federal Cartel Attorney of their right to request an in-depth investigation of the Transactions by the Cartel Court. Parent submitted a notification to the Austrian competition authorities on March 16, 2026.

Consummation of the Offer and the Merger is subject to Section 50 of the Competition and Consumer Act 2010 (Cth) (the “CCA”), which requires that all acquisitions of shares or assets that exceed the thresholds set out in the Competition and Consumer (Notification of Acquisitions) Determination 2025 must be notified to, and obtain approval from the Australian Competition and Consumer Commission (the “ACCC”) prior to consummation. Parent formally filed a notification of the Transactions with the ACCC on March 19, 2026.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph immediately below the heading “Legal Proceedings” with the following paragraphs:

“Since the initial filing of the Schedule 14D-9, two complaints were filed in the Supreme Court of the State of New York by purported holders of Shares against the Company and members of the Company Board in connection with the Transactions: Hamilton v. Arcellx, Inc. et al., 651601/2026 (N.Y. Sup. Ct.) (filed March 16, 2026); and Malone v. Arcellx, Inc. et al., 651646/2026 (N.Y. Sup. Ct.) (filed March 18, 2026) (collectively, the “NY Stockholder Litigation”). Each of the complaints in the NY Stockholder Litigation alleges, among other things, that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 and asserts New York common law claims for negligence and negligent misrepresentation and concealment against the defendants. Since the initial filing of the Schedule 14D-9, the Company also received sixteen demand letters from purported holders of Shares (such letters, together with the NY Stockholder Litigation, the “Litigation Matters”).

The plaintiffs in the NY Stockholder Litigation seek various remedies, including enjoining the closing of the Transactions until the defendants disseminate a Schedule 14D-9 that does not contain false and misleading statements; in the event the Transactions are consummated, rescinding the Transactions or awarding actual and punitive damages to the plaintiffs; awarding the plaintiffs reasonable attorney’s fees and experts’ fees and expenses; and granting such other relief as the court may find just and proper. Each demand letter alleges disclosure deficiencies in the Schedule 14D-9 and demands issuances of corrective disclosures. The Company believes that the claims asserted in the Litigation Matters are without merit.

As of April 1, 2026, the Company was not aware of the filing of any other lawsuits or the submission of any other demand letters or draft complaints challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional similar lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, Parent, Purchaser or the Company will not necessarily announce such additional filings or submissions.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(I)	Press Release issued by Parent on April 1, 2026 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Arcellx, Inc.

By:	/s/ Rami Elghandour
Name: Rami Elghandour
Title: President and Chief Executive Officer

Dated: April 1, 2026